Exhibit 99.7

December 7, 2015

VIA OVERNIGHT MAIL

Liskow and Lewis

One Shell Square

701 Poydras Street, Suite 500

New Orleans, LA 70139

Attention: John C. Anjier

(and via email: jcanjier@liskow.com)

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

United States of America

Attention: Marc Weingarten

(and via email: marc.weingarten@srz.com)

Re:	St. Denis J. Villere & Company, L.L.C.

Dear Messrs. Anjier and Weingarten:

I am writing in response to the December 4, 2015 letter from St. Denis J. Villere & Company, L.L.C. (“Villere”, “You” or “Your”) (the “December 4 Letter”) and regarding the corresponding Notices of Nomination of Directors (“Unlawful Nominations”) and Villere’s amended Schedule13D/A dated December 4, 2015 (the “Unlawful 13D/A”).

We always welcome the views of our shareholders, and those who advise our shareholders, like Villere. In fact, we were already discussing with You whether to appoint a new director at Your request and we were doing so cooperatively.1 Accordingly, we were very surprised to receive Villere’s Unlawful Nominations and see its Unlawful 13D/A.

The Unlawful Nominations and Unlawful 13D/A are in clear breach of the parties’ contract. Pursuant to, among other things, Section 2(c) of the Director Appointment Agreement, dated as of November 1, 2014 (the “Agreement”), by and among Epiq Systems, Inc., Kevin L. Robert and

[1]	Of course, by discussing the appointment of a new director by Villere, the Company was in no way agreeing that the Standstill had expired. On the contrary, the parties had expressly agreed that if the Company did not “insist upon strict adherence to any term of this letter agreement on one or more occasions,” then that “shall not be considered a waiver or deprive the Company of the right thereafter to insist upon strict adherence to that term or any other term of this letter agreement.” (Agreement § 8.)

Villere, Villere agreed not to nominate any directors during the term of the Standstill.2 Villere also covenanted to refrain from making public statements (or statements reasonably likely to be made public) regarding the Company or its Affiliates. The Standstill Period continues through and including the date of the 2016 Annual Meeting. Villere’s Unlawful Nominations and Unlawful 13D/A clearly violate these provisions and should be immediately rescinded.

We had informed You that the Standstill continued through the date of the 2016 Annual Meeting as recently as this August and You did not object or express a different view. In fact, in an August 14, 2015 letter, Villere raised questions regarding the continued prohibitions in the Agreement. We answered all of those questions in an August 17, 2015 letter and explained that the Standstill continued in full force and effect. Villere never responded to that August 17, 2015 letter.

We hereby demand that Villere rescind the Unlawful Nominations and Unlawful 13D/A within five business days. Unless Villere complies, the Company reserves all rights, including the right to receive all damages resulting from Villere’s breach of the Agreement. Among other things, the Company is in the process of a strategic review, which remains robust and ongoing. To the extent that Villere’s unlawful actions impact that review, the damages could be substantial.

Even if the Agreement was not in force and effect—and it is—the Unlawful Nominations are not being advanced by a “shareholder who was a shareholder of record at the time of the giving of the notice,” “who is entitled to vote thereon at the meeting,” and who “own at least five percent (5%) of the Corporation’s outstanding common stock.” While Villere has provided us with a record holder, Cede & Co, and three lists of shareholders who allegedly own shares of the Company (Exhibit A, Exhibit B and Exhibit C to the December 4 Letter; attached hereto as Exhibit I), neither Cede & Co., nor any of the shareholders, is a record holder who owns at least 5% of the Company’s shares. Further, there is no indication that You have the authority to act on behalf of any of those shareholders for the purposes of nomination of directors. Please provide us with the contact information for the shareholders on these lists (identified on Exhibit 1) so we can confirm the shareholders’ status for the purposes of the nomination.

We are also reviewing the purported nomination and the bases for such nomination and reserve all rights in that regard.

We are, of course, amenable to discussing Villere’s views and the strategic review so long as Villere is amenable to executing an appropriate confidentiality agreement.

We reserve all rights and remedies, whether under contract, law or otherwise.3

[2]	Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Agreement.
[3]	Villere claims that it “reserves the right” to undertake certain actions including to “nominate additional director candidates,” “substitute nominees for election,” and “assert a claim for any damages or costs that Villere may sustain or incur.” Many of these actions, if taken, would be unlawful and violative of the Company’s governance documents, including its Amended and Restated Bylaws.

Kind regards,

Jayne Rothman

Senior Vice President

General Counsel and Secretary

Cc:

Kirkland & Ellis LLP

300 North LaSalle

Chicago, IL 60654

Attention: Richard W. Porter, P.C.; Robert M. Hayward, P.C.

(and via email: Richard.Porter@kirkland.com;

Robert.Hayward@kirkland.com)

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, NY 10036-6522

Attention: Richard J. Grossman; Paul T. Schnell

(and via email: richard.grossman@skadden.com;

paul.schnell@skadden.com)

St. Denis J. Villere & Company, L.L.C.

Attention: George Young

601 Poydras St., Suite 1808

New Orleans, LA 70130